STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 03/14/1996
960074760-2602880

CERTIFICATE OF TRUST
OF
RIDGEWOOD ELECTRIC POWER TRUST V

     This Certificate of Trust ("Certificate") is being executed as of March 13, 1996, for the purpose of forming a business trust pursuant to the Delaware Business Trust Act, Del. Code. Ann. Tit.
12, ch. 38, Sections 3810 et seq.

     NOW, THEREFORE, the undersigned hereby certifies as follows:

     1. Name.  The name of the trust is Ridgewood Electric Power
Trust V (the "Trust").

     2. Name and Business Address of the Trustee. The name of the Trustee of the Trust is Ridgewood Energy Holding Corporation, a Delaware corporation, having its principal place of business at 1105 North Market Street, Suite 1300, Wilmington, Delaware
19899.

     IN WITNESS WHEREOF, the undersigned has duly executed this Certificate as of the day and year first above written.

RIDGEWOOD ENERGY HOLDING CORPORATION

/s/Robert E. Swanson
Robert E. Swanson,
President